

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2013

Via E-mail
Dennis O'Brien
President and Chief Executive Officer
Sail Energy Management, LLC
80 Daniel Street, #242
Portsmouth, NH 03802-0242

> **Re:** **Sail Energy Holdings, LLC**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed January 30, 2013**
> **File No. 024-10334**

Dear Mr. O'Brien:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Description of Our Business, page 28

Description of Our Expected Revolving Credit and Term Loan Facility, page 28

1. We note your statement in the first paragraph that you expect to use approximately $3.265 million of the credit facility to fund a portion of the purchase of your initial planned acquisitions. However, we also note your statement in the following paragraph that you plan to draw approximately $3.75 million from your acquisition revolver to fund your initial acquisitions, and it appears that the description of such loans adds up to approximately $3.75 million. We also note your statement on page 26 that "we plan to use approximately $3.75 million, which amount includes $500,000 of operating cash to commence operations, of [y]our anticipated $15 million credit facility." Please revise to clarify here, and on page 26, the amount you plan to initially draw on your credit facility and the uses thereof.

Dennis O'Brien
Sail Energy Holdings, LLC
February 11, 2013
Page 2

Industry Overview, page 29

2. We note your response to comment 5 in our letter dated January 22, 2013. It does not appear that the data contained in Table HC1.8 is consistent with the data contained in the graph on page 30. Please revise or advise.

Index to Financial Statements, page 60

Combining Pro Forma Statement of Operations, page 4

3. We reviewed the revisions to your disclosure in response to comment 16 in our letter dated January 22, 2013. Please present pro forma loss per share for each class of membership interests. In addition, please include a footnote that sets forth your computation of net income (loss) per Class A and B membership interests to make the computation transparent to investors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Tony Watson, Staff Accountant, at (202) 551-3318, or Bill Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Pam Cantina